# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: URSB Bancorp, Inc., CIK 0002084261
CUSIP: 90323M102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 11-15 COOKE AVENUE, CARTERET, New Jersey (NJ), 07008
Date of event which requires filing of this statement: 10/22/2026
Amends the filing with accession number 0000921895-26-002628
Filed by CIK 0001026081
Persons authorized to receive notices and communications: LAWRENCE B. SEIDMAN, 900 Lanidex Plaza, Suite 230, Parsippany, New Jersey (NJ), 07054, 973-952-0405; STEVE WOLOSKY, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- SEIDMAN & ASSOCIATES LLC ET AL (CIK 0001000267): type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); member of a group; source of funds: working capital (WC); sole voting power 61,825; shared voting power 0; sole dispositive power 61,825; shared dispositive power 0; aggregate amount beneficially owned 61,825 (2.65% of the class)
- SEIDMAN INVESTMENT PARTNERSHIP LP (CIK 0000938596): type of reporting person: partnership (PN); citizenship or place of organization: New Jersey (NJ); member of a group; source of funds: working capital (WC); sole voting power 17,501; shared voting power 0; sole dispositive power 17,501; shared dispositive power 0; aggregate amount beneficially owned 17,501 (0.75% of the class)
- Seidman Investment Partnership II LP: type of reporting person: partnership (PN); citizenship or place of organization: New Jersey (NJ); member of a group; source of funds: working capital (WC); sole voting power 12,010; shared voting power 0; sole dispositive power 12,010; shared dispositive power 0; aggregate amount beneficially owned 12,010 (0.51% of the class)
- LSBK06-08 LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: working capital (WC); sole voting power 38,265; shared voting power 0; sole dispositive power 38,265; shared dispositive power 0; aggregate amount beneficially owned 38,265 (1.64% of the class)
- Broad Park Investors LLC: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); member of a group; source of funds: working capital (WC); sole voting power 14,564; shared voting power 0; sole dispositive power 14,564; shared dispositive power 0; aggregate amount beneficially owned 14,564 (0.62% of the class)
- Chewy Gooey Cookies LLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 8,232; shared voting power 0; sole dispositive power 8,232; shared dispositive power 0; aggregate amount beneficially owned 8,232 (0.35% of the class)
- Veteri Place Corp (CIK 0001749195): type of reporting person: corporation (CO); citizenship or place of organization: New Jersey (NJ); member of a group; source of funds: other (OO); sole voting power 29,511; shared voting power 0; sole dispositive power 29,511; shared dispositive power 0; aggregate amount beneficially owned 29,511 (1.26% of the class)
- SEIDMAN LAWRENCE B (CIK 0001026081): type of reporting person: individual (IN); citizenship or place of organization: New Jersey (NJ); member of a group; source of funds: other (OO); sole voting power 152,397; shared voting power 0; sole dispositive power 152,397; shared dispositive power 0; aggregate amount beneficially owned 152,397 (6.53% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: URSB Bancorp, Inc.
Address of issuer's principal executive offices: 11-15 COOKE AVENUE, CARTERET, New Jersey (NJ), 07008

## Item 2. Identity and Background
Name of person filing:
The aggregate percentage of Shares reported owned by each Reporting Person is based upon 2,334,375 Shares outstanding, which is the total number of Shares outstanding as of June 30, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 14, 2026.

An aggregate of 152,397, constituting approximately 6.53% of the Shares outstanding are reported by the Reporting Persons in this statement.
Residence or business address:
As of the close of business on October 22, 2026: SAL beneficially owned 61,825 Shares, approximately 2.65% and SAL's transactions in the Shares during the past sixty days are listed in Exhibit 2.

SIP-1 beneficially owned 17,501 Shares, approximately 0.75% and SIP-1's transactions in the Shares during the past sixty days are listed in Exhibit 2.

SIP-2 beneficially owned 12,010 Shares, approximately 0.51% and SIPI-2's transactions in the Shares during the past sixty days are listed in Exhibit 2.

LSBK beneficially owned 38,265 Shares, approximately 1.64% and LSBK's transactions in the Shares during the past sixty days are listed in Exhibit 2.

Broad Park beneficially owned 14,564 Shares, approximately 0.62% and Broad Park's transactions during the past sixty days are listed in Exhibit 2.

Chewy beneficially owned 8,232 Shares, approximately 0.35% and Chewy's transactions during the past sixty days are listed in Exhibit 2.

Veteri, (i) as the general partner of each of SIP-1 and SIP-2 may be deemed the beneficial owner of the 17,501 Shares owned by SIP-1 and the 12,010 Shares owned by SIP-2. Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 29,511 Shares, approximately 1.26%. Veteri has not entered into any transactions in the Shares during the past sixty days.

Seidman individually does not own Shares, and (i) as the managing member of SAL may be deemed the beneficial owner of the 61,825 Shares owned by SAL, (ii) as the sole officer of Veteri, the general partner of each SIP-1 and SIP-2, may be deemed the beneficial owner of the 17,501 Shares owned by SIP-1 and the 12,010 Shares owned by SIP-2, (iii) as the managing member of LSBK, may be deemed the beneficial owner of the 38,265 Shares owned by LSBK, (iv) as the investment manager for each Broad Park and Chewy, may be deemed the beneficial owner of the 14,564 Shares owned by Broad Park, and the 8,232 Shares owned by Chewy. Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 152,397 Shares, approximately 6.53%. In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares. Seidman has not transacted in the Shares during the past sixty days.
Present principal occupation or employment:
In the past sixty days, each of SAL, SIP-1, SIP-2, LSBK, Broad Park and Chewy purchased shares in the open market as set forth in Exhibit 2, attached hereto and incorporated herein by reference. Veteri and Seidman have not purchased or sold any shares.

Each of the Reporting Persons, as a member of a "group" with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the Shares owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the persons listed on Exhibit 1 to the Schedule13D filed on September 23, 2026, beneficially owns any securities of the Issuer.
Criminal convictions in the last five years: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Civil proceedings (securities laws) in the last five years: Not applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase cost of the 152,397 Shares beneficially owned in the aggregate by the Reporting Persons is approximately $1,714,411.61, including brokerage commissions.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 2 - Transactions in the Shares during the past sixty days.

## Signatures
- SEIDMAN & ASSOCIATES LLC ET AL: /s/ Lawrence B. Seidman, Lawrence B. Seidman, Managing Member (10/26/2026)
- SEIDMAN INVESTMENT PARTNERSHIP LP: /s/ Lawrence B. Seidman, Lawrence B. Seidman, President of Veteri Place Corporation, its General Partner (10/26/2026)
- Seidman Investment Partnership II LP: /s/ Lawrence B. Seidman, Lawrence B. Seidman, President of Veteri Place Corporation, its General Partner (10/26/2026)
- LSBK06-08 LLC: /s/ Lawrence B. Seidman, Lawrence B. Seidman, Managing Member (10/26/2026)
- Broad Park Investors LLC: /s/ Lawrence B. Seidman, Lawrence B. Seidman, Investment Manager (10/26/2026)
- Chewy Gooey Cookies LLP: /s/ Lawrence B. Seidman, Lawrence B. Seidman, Investment Manager (10/26/2026)
- Veteri Place Corp: /s/ Lawrence B. Seidman, Lawrence B. Seidman, President (10/26/2026)
- SEIDMAN LAWRENCE B: /s/ Lawrence B. Seidman, Lawrence B. Seidman (10/26/2026)